EXHIBIT 12.1

Accellent Inc.

Ratio of Earnings to Fixed Charges

(in thousands)

	Predecessor		Successor
	Year Ended December 31,	Period From January 1 to November 22,	Period From November 23 to December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2004	2005	2005	2006	2007	2008	2009
Pre-tax loss	$(2,137)	$(76,497)	$(22,024)	$(13,252)	$(119,740)	$(8,627)	$2,507
Interest expense, net	26,879	43,233	9,301	65,338	67,367	65,257	56,569
Interest	—	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—	—
Interest portion of rent	1,874	2,184	292	2,370	2,401	2,394	2,520

Earnings (loss)	26,616	(31,080)	(12,431)	54,456	(49,972)	59,024	61,596
Fixed charges	$28,753	$45,417	$9,593	67,708	$69,768	$67,651	$59,089
Ratio	—	—	—	—	—	—	1.04
Deficiency	$2,137	$76,497	$22,024	$13,252	$119,740	$8,627	—